UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 6, 2010	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code:  00670)

OVERSEAS  REGULATORY  ANNOUNCEMENT
ANNOUNCEMENT  ON RESOLUTION  OF THE  BOARD

This overseas regulatory announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the Rules and Procedures for the Meeting of Board of Directors（董事會議事規則和議事程序）of China Eastern Airlines Corporation Limited (the ‘‘Company’’) and as convened by Mr. Liu Shaoyong, the Chairman, the 37th regular meeting of the fifth session of the board of directors (the ‘‘Board’’) of the Company was held on 6 May 2010. The directors of the Company have considered the resolution in relation to the change of senior management personnel of the Company and have resolved, through correspondence and written resolution, that:

Mr. Fan Ru (樊儒) reached the statutory age of retirement and therefore no longer serves as the vice president of the Company.

By order of the Board
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)

Shanghai, the PRC
6 May 2010